Exhibit 1.2
Toromont and Enerflex Reach Agreement on Increased Offer Valued at $14.25 per Enerflex Unit
TORONTO, ONTARIO and CALGARY, ALBERTA, Dec 18, 2009 (Marketwire via COMTEX News Network) — Toromont Industries Ltd. (“Toromont”) (TSX:TIH) and Enerflex Systems Income Fund (“Enerflex”) (TSX:EFX.UN) today announced that they have entered into a support agreement pursuant to which Toromont has agreed to increase its offer to acquire Enerflex to $14.25 per unit. The Board of Directors of Enerflex, upon consultation with its financial and legal advisors and at the recommendation of the special committee of independent directors, has unanimously agreed to support the offer and to recommend that holders of Enerflex trust units tender their units to the offer.
Under the revised offer, holders of Enerflex trust units and holders of exchangeable units of Enerflex Holdings Limited Partnership may choose to receive either $14.25 in cash per unit, or 0.5382 of a common share of Toromont plus $0.05 in cash per unit, in each case subject to pro ration. The maximum amount of cash to be paid by Toromont will be approximately $315.6 million and the maximum number of common shares of Toromont to be issued will be approximately 11.8 million.
The revised offer represents a premium of 42% to the closing price of Enerflex units on October 16, 2009, the day Toromont announced its proposal to acquire Enerflex.
“We are delighted to have achieved our objective of reaching a negotiated transaction with the Board of Enerflex,” stated Robert M. Ogilvie, Chairman and Chief Executive Officer of Toromont. “The result of our friendly and professional discussions is a win for the security holders of both entities. We can now focus on merging Toromont Energy Systems Ltd. (Toromont Energy) and Enerflex to create a global company headquartered in Calgary, Alberta. The exceptional employees and management teams in both organizations provide the depth of personnel that will enable us to quickly achieve the global market presence that will make this combination successful.”
P. John Aldred, Chairman of the Enerflex Board said: “This transaction will give the combined businesses the scale and reach to be a highly effective and competitive global player. Toromont’s enhanced offer provides attractive value to Enerflex unitholders, as well as the opportunity to participate in the expected growth.”
In conjunction with the signing of the definitive support agreement, approximately 45.2% of the fully diluted Enerflex units outstanding (“outstanding units”) are now committed to the transaction, including:
--	All of the directors and officers of Enerflex GP, who hold an aggregate of 6.1 million units (following the exercise of all options held by them), or approximately 12.6% of the outstanding trust units on a fully diluted basis. These directors and officers have entered into a lock-up agreement pursuant to which they have agreed to tender such units to the revised Toromont offer.

--	3.9 million trust units owned by Toromont representing 8.1% of the total outstanding units

--	7.5 million Trust units owned by institutions who have previously entered into lock-up agreements with Toromont representing 15.7% of the total outstanding units.

--	An additional 4.2 million units representing 8.8% of the total outstanding units, that have already been tendered to the Toromont offer.
The Board of Directors of Enerflex Holdings General Partner Ltd. (“Enerflex GP”) has unanimously determined that the revised Toromont offer is fair to Enerflex’s unitholders and is in the best interests of Enerflex and Enerflex’s unitholders. Scotia Capital Inc. and BofA Merrill Lynch, the financial advisors to the Enerflex GP Board of Directors and the special committee of independent directors, respectively, have also each provided opinions to the Enerflex GP Board of Directors and the special committee of independent directors that the consideration to be received under the offer is fair, from a financial point of view, to Enerflex’s unitholders (other than Toromont).

The mailing to Enerflex unitholders of a notice of variation amending the offer, together with an amended Enerflex Directors’ Circular recommending acceptance of the revised Toromont offer is expected to occur on or before January 7, 2010. Completion of the offer will be subject to certain conditions, including a sufficient number of units being tendered to the offer such that Toromont would own at least 66 2/3% of Enerflex’s units on a fully-diluted basis, the receipt of any remaining required regulatory approvals, the absence of a material adverse change with respect to Enerflex and certain other conditions.
Under the terms of the support agreement, Enerflex has the right to consider superior proposals from other parties in certain circumstances, and Toromont has the right to match any offer made by another party. The support agreement also provides for the payment of a fee to Toromont by Enerflex of $24 million under certain circumstances if the offer is not completed.
CIBC World Markets and TD Securities Inc. are acting as financial advisors to Toromont and Davies Ward Phillips & Vineberg LLP is acting as legal counsel. For Enerflex, Scotia Capital is acting as financial advisor and Bennett Jones LLP is acting as legal advisor. In addition, a special committee of the Enerflex board, established in response to the Toromont proposal, retained BofA Merrill Lynch as independent financial advisor and Stikeman Elliott LLP as independent legal advisor.
TENDERING UNITS TO THE TOROMONT OFFER
Tendering to the Toromont offer is straightforward and Enerflex unitholders should act now. Instructions on how to tender Enerflex units are included in the take-over bid circular which was mailed to unitholders.
Unitholders who have not received the take-over bid circular and those with additional questions about the transaction or how to tender their units should contact Kingsdale Shareholder Services Inc. at 1-888-518-6832.
ABOUT TOROMONT
Toromont Industries Ltd. operates through two business segments: The Equipment Group and the Compression Group. The Equipment Group includes one of the larger Caterpillar dealerships by revenue and geographic territory in addition to industry leading rental operations. The Compression Group is a North American leader specializing in the design, engineering, fabrication, and installation of compression systems for natural gas, coal-bed methane, fuel gas and carbon dioxide in addition to process systems and industrial and recreational refrigeration systems. Both Groups offer comprehensive product support capabilities. This press release and more information about Toromont can be found on the Web at www.toromont.com.
ABOUT ENERFLEX
Enerflex is a leading supplier of products and services to the global oil and gas production industry. Our core expertise is the supply of products and services between the wellhead and the pipeline. Enerflex provides natural gas compression and process equipment for sale or lease, hydrocarbon production and processing facilities, electrical, instrumentation and controls services and a comprehensive package of field maintenance and contracting capabilities. Through our ability to provide these products and services in an integrated manner, or as standalone offerings, Enerflex offers its customers a unique value proposition.
Headquartered in Calgary, Canada, Enerflex has approximately 2,300 employees. Enerflex, its subsidiaries, interests in affiliates and joint-ventures operate in Canada, Australia, the Netherlands, the United States, Germany, Pakistan, the United Arab Emirates, Egypt, Oman, Indonesia and Malaysia. In October 2009 Enerflex was recognized as one of Alberta’s Top 50 Employers. Enerflex’s trust units trade on the Toronto Stock Exchange under the symbol “EFX.UN”.
ADVISORY
Statements and information herein that are not historical facts are “forward-looking information”. Words such as “plans”, “intends”, “outlook”, “expects”, “anticipates”, “estimates”, “believes”, “likely”, “should”, “could”, “will”, “may” and similar expressions are intended to identify forward-looking information and statements. By their nature, forward-looking information and statements are subject to risks and uncertainties which may be beyond Toromont’s ability to control or predict. Actual results or events could differ materially from those expressed or implied by forward-looking information and statements as a result of a number of factors, risks and uncertainties including those found in the “Risks and Risk Management” and “Outlook” section of Toromont’s management discussion and analysis of financial results for the nine months ended September 30, 2009 and the “Risks and Risk Management” and “Outlook” sections of Toromont’s management’s discussion and analysis of financial results for the year ended December 31, 2008, as well as factors, risks and uncertainties not presently known to Toromont or that Toromont currently believes are not material.
Readers are cautioned not to place undue reliance on the forward-looking information and statements contained herein, which are given as of the date of this document, and not to use such information and statements for anything other than their intended purpose. Toromont disclaims any obligation or intention to update or revise any forward-looking information or statement, whether the result of new information, future events or otherwise, except as required by applicable law.
This press release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.

ADDITIONAL INFORMATION FOR UNITHOLDERS IN THE UNITED STATES
The Toromont offer is made for the securities of Canadian issuers and the offer documents have been prepared in accordance with the disclosure requirements of Canada. Unitholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the offer documents have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.
The enforcement by unitholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Toromont is incorporated under the federal laws of Canada, that a majority of Toromont’s officers and directors are residents of Canada, that the information agent, the depositary and the dealer managers for the Toromont offer, and some or all of the experts named in the offer documents may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Toromont and of the above mentioned persons may be located outside of the United States. Unitholders may not be able to sue Toromont or its respective officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel Toromont and its respective affiliates to subject themselves to a U.S. court’s judgment.
Unitholders should be aware that Toromont or its affiliates, directly or indirectly, may bid for and make purchases of Enerflex units during the period of the Toromont offer, as permitted by applicable Canadian or provincial laws or regulations.
SOURCE: Toromont Industries Ltd.
Kingsdale Shareholder Services Inc.
Information Agent for the offer
Toll-free at 1-888-518-6832
Toromont Industries Ltd.
Paul R. Jewer
Vice President Finance & Chief Financial Officer
(416) 667-5501
www.toromont.com
Enerflex
J. Blair Goertzen
President and Chief Executive Officer
(403) 236-6852
Enerflex
D. James Harbilas
Vice-President & Chief Financial Officer
(403) 236-6857
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